FORMATION

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

June 27, 2008

SUPPL

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "In-fill drilling on Virgin River Uranium Project Confirms Continuity of Mineralization". It was officially released on June 27, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

Formation Capital Corporation
1510 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

FORMATION

Formation Capital Corporation
West Hastings Street Suite 1510 – 999
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

In-Fill Drilling on Virgin River Uranium Project Confirms Continuity of Mineralization

Vancouver, B.C. June 27, 2008 - Formation Capital Corporation (the "Company", FCO-TSX), is pleased to provide its shareholders with an update on its Virgin River Uranium Project, as provided to the Company by project operator, Cameco Corporation. Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited, and UEM Inc., jointly owned by Cameco Corporation and by AREVA Resources Canada Inc. Coronation Mines Limited owns 2% of the project with a right to increase its ownership of the project up to 10% under certain circumstances.

Work completed during the winter 2008 program consisted of a total of 91.2 km of linecutting, 122 km of electromagnetic surveys and 24 km of gravity surveys. Diamond drilling consisted of 4,805 metres in six pilot holes and one wedge hole. Results from previous diamond drilling completed in late 2007 were released in the Company's news release dated March 07, 2008, an abridgement of which is included in the table below.

The in-fill drilling program consisted of pilot holes spaced at 50 metre intervals designed to test part of the entire known 550 metres of strike length of the Centennial Deposit. The Centennial Deposit remains open to the south while determining the specific location of its northern structural offset continues to be an exploration priority. In addition, one off cut (wedge) hole from pilot hole DDH VR-031 on section10+50N was drilled to ascertain across strike width and further determined that potentially economic uranium grades are present along the Centennial deposit.

Significant mineralization was intersected in three of five pilot holes; DDH-VR-031, 033 and 034. These three pilot holes were successful in tracing mineralization along 150 metres of strike between sections 9+00N and 10+50N. Wedge hole DDH VR-031W, drilled on section 10+50N, was successful in intersecting high grade mineralization and returned an average grade of 7.62% U_3O_8 over a true thickness of 17.8 metres resulting in a grade thickness ("GT" where GT = metres multiplied by % U_3O_8) of 135.6m%. This is the highest GT interval attained on the project to date. The average geochemical assays reported below refer to the average of Induced Coupled Polarization geochemical and Delayed Neutron Count method assays.

Average Geochemical Assay (U3O8)								
Drill Hole		From (m)	To (m)	True Thick (m)	Grade cut-off %	Max Grade (%U3O8)	Ave Grade (%U3O8)	GT (m*%)
DDH VR-031 W1		**790.9**	**808.7**	**17.8**	**0.10**	**35.45**	**7.620**	**135.60**
(on Section 10+50N)	includes	804.1	808.7	4.6	0.50	18.95	8.220	37.80
	includes	790.9	801.0	10.1	1.00	35.45	9.640	97.30
	includes	804.7	808.7	4.0	1.00	18.95	9.380	37.50
DDH VR-031		**788.7**	**804.5**	**15.8**	**0.10**	**9.89**	**0.900**	**14.20**
(on Section 10+50N)	includes	790.2	791.4	1.2	1.00	2.15	1.370	1.60
	includes	791.9	792.7	0.8	1.00	1.54	1.390	1.10
	includes	795.5	797.8	2.3	1.00	5.38	2.400	5.50
	includes	802.7	803.5	0.8	1.00	9.89	5.570	4.50
DDH VR-027 W2		**805.7**	**819.9**	**14.2**	**0.50**	**51.90**	**9.329**	**132.46**
(Previously Released)	includes	809.6	819.9	10.3	1.00	51.90	12.683	130.63
DDH VR-029 W1		**797.5**	**802.0**	**4.5**	**0.50**	**38.20**	**10.355**	**46.60**
(Previously Released)	includes	798.0	802.0	4.0	1.00	38.20	11.569	46.28

(cont...)

Geophysical work completed during the 2008 winter program included time domain electromagnetic and gravity surveys across the entire property covering all known conductors. Data from this survey will be used to further delineate targets for future drilling.

Drill hole DDH VR 032, drilled on Section 11+50N, flattened significantly below the casing and was aborted. Preliminary radiometric probe data for drill holes DDH VR-033 and 034 located on Section 9+50N and 9+00 N respectively, indicates the presence of significant uranium mineralization in these drill holes and final geochemical assay data from these two holes will be released when available. Drill hole DDH VR 035, located on Section 6+00N was drilled to a depth of 743.7 metres when drilling was suspended for break up. Preliminary radiometric data from drill hole DDH VR 036 drilled on Section 12+40N, indicate the presence of a wide interval of elevated radioactivity in the sandstone with an additional radioactive interval intersected in the basement related to faulting. Geochemical assays for this hole will be released when available.

The proposed 2008 summer program consists of 3-4 pilot holes and 10-12 off-cut holes representing an additional 6,000 to 7,000 metres of drilling. The objective remains to complete the in-fill drilling along the entire 550 metre strike length of the Centennial Deposit, determine the across strike width, and ascertain whether additional high-grade uranium grades are present.

To date, over $14 million has been spent on the project exploring for a large unconformity-type deposit that has resulted in the discovery of the Centennial Zone. A budget of $5.5 million was approved for 2008, with approximately $2.5 million having been spent on the 2008 winter program. Project representatives are pleased with the success of the program and are looking forward to the results from the summer 2008 drill program, currently in progress.

All uranium assays were carried out by the Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan. Mr. Eric (Rick) Honsinger, P.Geo., of Formation Capital Corporation is the Qualified Person who has reviewed and approved the content of this news release based on an examination of the data submitted to the Company by the project operator Cameco Corporation. A location map of the project and drill hole location plan map will be made available on the Company's website at http://www.formcap.com/.

Formation Capital Corporation
"Mari-Ann Green"
Mari-Ann Green
C.E.O.

For further information please contact:
Rick Honsinger, P.Geo, V.P. Corporate Communications
Formation Capital Corporation, 1510 - 999 West Hastings Street, Vancouver, BC, V6C 2W2
604-682-6229, Email: inform@formcap.com - Or visit our Web site at: formcap.com

END